

September 22, 2022

Daniel Bachus
Chief Financial Officer
Grand Canyon Education, Inc.
2600 W. Camelback Road
Phoenix AZ 85017

> **Re: Grand Canyon Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Form 8-K Furnished August 4, 2022**
> **Response dated September 9, 2022**
> **File No. 001-34211**

Dear Mr. Bachus:

We have reviewed your September 9, 2022 response to our comment letter and have the following comment. Our comment, ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

Response dated September 9, 2022

Form 8-K Furnished August 4, 2022
Exhibit 99.1
2022 Outlook, page 7

1. Your proposed narrative description of the calculation of the non-GAAP measures "as adjusted operating margin" and "as adjusted diluted EPS" does not appear to provide investors with enough information to reconcile to the comparable GAAP measures without unreasonable effort. In this regard, please consider providing a schedule for the reconciliation.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services